FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: January 24, 2006	/s/ Donat Madilo Donat Madilo Treasurer

Banro Corporation

PRESS RELEASE

BANRO REPORTS FURTHER SIGNIFICANT GOLD INTERCEPTS
FROM ITS NAMOYA DRILLING PROGRAM

Drilling results include 7.98 metres grading 38.63 g/t Au, 7.10 metres grading 16.01 g/t Au,
15.74 metres at 7.46 g/t Au and 10.40 metres averaging 4.50 g/t Au

Toronto, Canada – January 24, 2006 — Banro Corporation (“Banro” or the “Company”) (AMEX — “BAA”; TSX — “BAA”) is pleased to announce further drilling results from the Company’s wholly-owned Namoya project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the “DRC”).

Assay results have been received from another 15 core holes drilled at Namoya that are part of a 7,000 metre drilling program. These results are from the Mwendamboko and Kakula prospects which form part of a 2.5 kilometre long mineralised trend at Namoya.

Highlights include:

•	Hole NDD018 (Mwendamboko) intersected 7.98 metres grading 38.63 g/t Au from 144.4 metres

•	Hole NDD026 (Kakula) intersected 15.74 metres grading 7.46 g/t Au from 47.34 metres and 9.43 metres grading 8.25 g/t Au from 99.57 metres

•	Hole NDD028 (Kakula) intersected 7.10 metres grading 16.01 g/t Au from 55.10 metres

•	Hole NDD030 (Kakula) intersected 10.40 metres grading 4.50 g/t Au from 97.00 metres

These drilling results are over strike lengths of 240 metres at Mwendamboko and 120 metres at Kakula, with holes spaced at 40 metre sections. Core holes were inclined at between minus 51 and 70 degrees and averaged 130 metres in depth with a maximum of 163 metres down the hole. Core recovery for these holes averaged 87% within the mineralised zones. It is estimated that the true widths of the mineralised zones are approximately 60% of the intersected widths in the holes. The mineralised sections are found within a series of sub-vertically dipping quartz veins and stockworks hosted by quartz-sericite-chlorite schists.

Results from the core holes are tabulated below. A locality plan with the drilling results is found accompanying this press release on the Company’s website, at http://www.banro.com/i/pdf/2006-01-24_NRM.pdf.

Summary of Drill Hole Results (Mwedamboko Prospect)

					MINERALISATION
HOLE #	NORTHING (UTM)	EASTING (UTM)	AZIMUTH	INCL.	FROM (m)	TO (m)	WIDTH (m)	Au (g/t)

NDD016*	9558011	560693	236	53	109.67	114.76	5.09	2.67
					120.18	125.26	5.08	1.57
					135.28	136.23	0.95	2.99

NDD017	9557938	560715	236	51	18.39	20.70	2.31	0.91

NDD018	9557655	560984	236	53	19.04	21.37	2.33	1.06
					70.65	71.27	0.62	3.37
					76.90	78.56	1.66	0.99
					101.91	105.83	3.92	4.57
					122.15	126.77	4.62	7.16
					131.00	137.02	6.02	3.25
					144.40	152.38	7.98	38.63
Including					144.40	146.89	2.49	108.93
					146.89	152.38	5.49	6.74

NDD019	9557907	560722	236	51	No Economic Mineralisation

NDD020	9557878	560753	236	51	92.00	93.00	1.00	1.02

NDD021	9557868	560802	236	52	19.82	21.30	1.48	1.18
					47.82	50.25	2.43	3.90
					55.80	59.15	3.35	15.44
					67.65	81.85	14.20	1.61

NDD022	9557837	560823	236	51	48.31	51.72	3.41	1.44

					65.50	67.00	1.50	2.52

					80.70	89.51	8.81	2.24

*Includes previously reported results Above gold assays are uncut

Summary of Drill Hole Results (Kakula Prospect)

					MINERALISATION
HOLE #	NORTHING (UTM)	EASTING (UTM)	AZIMUTH	INCL.	FROM (m)	TO (m)	WIDTH (m)	Au (g/t)

NDD024	9556934	561558	290	70	53.80	69.51	15.71	2.77
Including					59.26	62.19	3.47	7.04

NDD025	9556976	561576	290	59	51.40	52.20	0.80	9.79
					68.56	79.10	10.54	1.64
					85.00	91.60	6.60	1.28

NDD026	9557021	561591	290	57	11.80	13.83	2.03	6.39
					31.60	47.34	15.74	7.46
Including					32.79	39.07	6.28	14.06
					52.52	57.31	4.79	1.21
					85.93	91.13	5.20	6.29
					99.57	109.00	9.43	8.25
Including					103.57	105.82	2.25	16.76
					112.32	115.85	3.53	2.57

NDD027	9557056	561602	290	51	37.86	40.95	3.09	3.75
					54.76	67.39	12.63	1.53

NDD028	9557045	561633	290	54	55.10	62.20	7.10	16.01

NDD030	9557005	561614	290	52	27.62	29.40	1.78	1.23
					36.81	37.90	1.09	1.65
					48.13	55.88	7.75	2.04
					72.78	74.90	2.12	1.59
					88.67	91.51	2.84	5.22
					97.00	107.40	10.40	4.50
Including					103.10	103.90	0.80	28.50

NDD032	9556964	561608	290	52	75.40	90.68	15.28	1.68

NDD033	9556924	561594	290	65	35.50	36.54	1.04	0.80
					67.62	68.18	0.56	3.59
					71.20	72.91	1.71	3.15

Above gold assays are uncut

The objectives of the core drilling program at Namoya are to upgrade the project’s remaining Inferred Mineral Resource of 657,000 ounces of gold (7.818 million tonnes grading 2.61 g/t Au) into the Measured and Indicated categories and to delineate additional resources. This drill program follows on from the previous adit sampling program at Namoya, which resulted in the conversion of 436,000 ounces of gold (4.560 million tonnes grading 2.97 g/t Au) from the Inferred to the higher confidence Indicated Mineral Resource category (see Banro’s press release dated July 22, 2005, a copy of which can be obtained from SEDAR at www.sedar.com). The holes were drilled in areas where the previous adit sampling spacing was inadequate to upgrade the resource base. Drilling has now been completed at the Mwendamboko prospect and the two core rigs are now drilling on the Kakula and Namoya Summit prospects, some 1,000 metres and 1,700 metres respectively to the southeast of Mwendamboko.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu. The core samples were then crushed down to minus 2mm, split with half the sample then being pulverised down to 75 microns. A portion of the pulverised sample was then shipped to the ALS Chemex Laboratory (which is independent of the Company) in Johannesburg, South Africa where the samples were analysed for gold by fire assay using a 50 g sample. As part of the Company’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches. In addition, sample pulps with known grades from the ALS Chemex Laboratory in Johannesburg were also submitted to other third party laboratories for quality control purposes.

Additional information with respect to the Namoya property is contained in the technical report of Steffen, Robertson and Kirsten (UK) Ltd. dated February 2005, which is entitled “NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and from the Company’s website at www.banro.com.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro’s strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person
The exploration results disclosed by this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff based in Bukavu, DRC under the supervision of Michael Skead (Aus.I.M.M), the Company’s Vice President of Exploration, who is a “qualified person” (as such term is defined in National Instrument 43-101).

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this press release, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words or statements that certain events or conditions “may” or “will” occur, and include without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of the Company. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Factors that could cause such differences include changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact: Peter Cowley, President and C.E.O., United Kingdom, Tel: (44) 790-454-0856; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.